

**TSX, NYSE-MKT
Symbol: NCQ**

News Release

NovaCopper Announces Third Quarter Financial Results

October 9, 2014 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") announces its financial results for the third quarter ended August 31, 2014. Details of the Company's financial results are contained in the unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Third Quarter Financial Results

The following unaudited selected quarterly information is prepared in accordance with U.S. GAAP.

*in thousands of dollars,
except for per share amounts*

Selected financial results	Three months ended August 31, 2014 $	Three months ended August 31, 2013 $	Nine months ended August 31, 2014 $	Nine months ended August 31, 2013 $
Amortization	143	266	609	770
General and administrative	312	290	1,206	1,454
Mineral properties expense	847	4,727	1,916	7,760
Professional fees	17	109	843	619
Salaries	1,508	663	2,658	1,813
Salaries – stock-based compensation	71	755	321	6,868
Loss and comprehensive loss for the period	2,911	6,890	7,619	19,462
Basic and diluted loss per common share	$0.05	$0.13	$0.14	$0.37

For the three month period ended August 31, 2014, we reported a net loss of $2.9 million (or $0.05 basic and diluted loss per common share), a reduction from the net loss of $6.9 million for the corresponding period in 2013 (or $0.13 basic and diluted loss per common share). The significant reduction in expenses is related to the differing magnitude of the field programs in 2014 and 2013. In 2014, we have completed a re-sampling program and are currently re-assaying approximately 13,000 meters of historically drilled core at the Bornite Project. In 2013, we completed a drilling campaign of 8,142 meters at the Bornite Project and a drill core re-sampling and re-assaying program on historically drilled core at the Bornite Project consisting of 33 drill holes comprising 11,067 meters of drill core. Offsetting the reduction in mineral property expenses is an increase in salaries expense due to a one-time severance cost incurred of $1.3 million to reduce future general and administrative expenses. The other significant reduction in expenses is from a charge of $0.8 million in stock-based compensation in 2013 compared to $0.1 million in 2014. No stock-based compensation grants have occurred for the nine months ended August 31, 2014 resulting in minimal expense from previously granted options and units being recorded in the current period.

For the nine months ended August 31, 2014, NovaCopper reported a net loss of $7.6 million (or $0.14 basic and diluted loss per common share) compared to a net loss of $19.5 million for the corresponding period in 2013 (or $0.37 basic and diluted loss per common share). This variance was primarily due to a non-cash stock-based compensation charge of $6.9 million for the nine months ended August 31, 2013 compared to $0.3 million in the corresponding period in 2014. As noted above, no stock based compensation grants have occurred for the nine months ended August 31, 2014 resulting in a lesser amount from previously granted options and units being expensed in the current period. Total stock-based compensation expense recognized for the nine months ended August 31, 2013 was $6.9 million which included $3.6 million for options granted under the NovaCopper stock option plan, $0.07 million for NovaGold arrangement options from the spin-out, and $3.1 million for Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs") granted to employees and directors with no similar grant in the first three quarters of this year. During November 2013, all employees and directors voluntarily returned options outstanding having an exercise price of CAD$3.11 for no consideration totaling 5,710,000 stock options in order to create a more sustainable long-term retention strategy. As a result, the expense relating to these options was accelerated and recorded in the year ended November 30, 2013 reducing the amount of expense which would have been recorded during the nine months ended August 31, 2014. The other significant driver of the loss improvement is the reduction in mineral property expenses of $7.8 million in the nine months ended August 31, 2013 compared to $1.9 million in the nine months ended August 31, 2014. As discussed above, the difference relates to the magnitude of the field programs undertaken in 2013 and 2014.

Other differences in the nine months ended August 31, 2014 compared to the nine months ended August 31, 2013 resulted from an increase in salaries and professional fees offset by a reduction in amortization and general and administrative expenses. Salaries increased by $0.8 million due to a one-time severance cost incurred of $1.3 million in the third quarter of 2014 to reduce future general and administrative expenses. General and administrative costs were reduced from $1.5 million in the nine months ended August 31, 2013 to $1.2 million in the nine months ended August 31, 2014 due to cost reduction efforts. Our professional fees increased to $0.8 million for the nine months ended August 31, 2014 compared to $0.6 million for the nine months ended August 31, 2013 as we incurred preparation costs for a public financing relating to the filing of a preliminary prospectus supplement on February 19, 2014 and other financing documentation which was not completed for which there is no comparable cost in 2013. Future salaries and general and administrative expenses are expected to continue to decrease as a result of cost reduction efforts taken in the third quarter of 2014.

Recent Activities

On July 7, 2014, we completed a non-brokered private placement offering of $7.5 million in Units. Each Unit was priced at $1.15 per Unit and consisted of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at a price of $1.60 per share for a period of five years from the closing date. Net proceeds from the private placement were $7.2 million. The gross proceeds raised will be used for the 12 months following closing to fund $2.7 million on program expenditures, $4.0 million on general and administrative expenses including costs associated with the offering, and $0.8 million on one-time expenses incurred in reducing annual general and administrative expenses.

In early September 2014, we completed our 2014 re-logging program of approximately 13,000 meters of core at Bornite. We expect to complete the re-assaying portion of the program by the end of October 2014. Targeted holes were located within the extensions of the

Upper and Lower Reef mineralization captured within the Bornite Open Pit and the up dip portion of South Reef Zone resources previously released on March 18, 2014. This effort is a continuation of last year's program of re-sampling and re-assaying which targeted 33 drill holes comprising 11,067 meters of core originally drilled and only selectively sampled by Kennecott between 1957 and 1975. Last year's re-assay program resulted in a significant increase in the amount of copper-bearing mineralization at Bornite and we anticipate that the 2014 re-logging and re-assaying program this year is expected to yield further increases of low grade copper mineralization as well as a reduction of in-pit waste material.

Liquidity and Capital Resources

At August 31, 2014, we had $7.0 million in cash and cash equivalents. At November 30, 2013, we had cash and cash equivalents of $6.5 million. We expended $6.7 million on operating activities during the nine month period ended August 31, 2014, compared with expenditures of $12.2 million for operating activities for the same period in 2013. The majority of cash spent on operating activities during both periods was expended on mineral property expenses, general and administrative, salaries, and professional fees. As the exploration field season in the Ambler mining district in 2013 began in May, a significant portion of the mineral property expenses expended during the 2013 fiscal year were incurred during this period. As our project program for 2014 was a significantly smaller field season program than in 2013, cash expended on mineral property expenses was significantly reduced from the prior year. We did incur a one-time severance charge of $1.3 million during the third quarter of 2014 as a result of staff reductions.

Substantial doubt exists as to our ability to continue as a going concern as the operating activities of the Company are dependent on our ability to obtain additional financing. In July 2014, we raised gross proceeds of $7.5 million through a private placement which is restricted to fund general and administrative expenses and program expenditures during the next twelve months from completion of the financing. We will need to raise additional funds to support further exploration of our projects and administration expenses. Future financings are anticipated through equity financing, debt financing, convertible debt, or other means. There is no assurance that we will be successful in obtaining additional financing, that sufficient funds will be available to us, or be available on favourable terms in the future. Factors that could affect the availability of financing include fluctuations in our share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, and progress on our exploration properties.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., an Alaskan Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

NovaCopper Contact:

Elaine Sanders
Chief Financial Officer
elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, and the anticipated results of the re-assaying program, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2013 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.